SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2007

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

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Yes: ☐      No:  ☒

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Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Enclosure:             Novartis AG Announces Results for the Fourth Quarter and Full Year of 2006

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis strategic healthcare portfolio drives sustained strong performance with record full-year results in 2006

•                  Dynamic 2006 Group performance:

•                  Net sales rise 15% (+14% in local currencies) to USD 37.0 billion

•                  Operating income advances 18% as productivity initiatives more than offset acquisition costs and investments in new pharmaceutical product launches

•                  Net income up 17% to USD 7.2 billion

•                  EPS rise 16% to USD 3.06 per share in the fifth consecutive year of double-digit profit expansion

•                  Excluding Chiron acquisition-related charges, Group operating income climbs 28% and net income up 25%

•                  Dividend proposed to shareholders for 2006 of CHF 1.35 per share, a 17% increase from 2005 and representing the tenth consecutive year of a higher payment

•                  Recent acquisitions and plans to divest Medical Nutrition strengthen strategic focus on healthcare portfolio

•                  Novartis preparing for multiple new product launches in 2007-2008, led by Exforge and Tekturna/Rasilez (hypertension), Galvus (diabetes) and Lucentis (blindness)

Key Group figures

Full year

	2006			2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	37 020			32 212			15	14
Operating income	8 174		22.1	6 905		21.4	18
Net income	7 202		19.5	6 141		19.1	17
Basic earnings per share/ADS	USD	3.06		USD	2.63		16

Fourth quarter

	Q4 2006			Q4 2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	10 053			8 657			16	12
Operating income	1 824		18.1	1 488		17.2	23
Net income	1 663		16.5	1 352		15.6	23
Basic earnings per share/ADS	USD	0.70		USD	0.58		21

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Basel, January 18, 2007– Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, “The strong performance in 2006 stems from our commitment to innovation and reflects the impact of strengthening our healthcare portfolio. All divisions, particularly Pharmaceuticals, performed very well. I also have high expectations for further dynamic growth in our new Vaccines and Diagnostics Division. Launches are planned for several innovative medicines in 2007 and 2008, and we will keep investing aggressively in Research & Development to sustain our performance. I am confident of another year of record sales and earnings in 2007.”

2006 net sales

	2006	2005	% Change

	USD m	USD m	USD	lc

Pharmaceuticals	22 576	20 262	11	11
Vaccines and Diagnostics	956
Sandoz	5 959	4 694	27	25
Consumer Health continuing operations	6 540	6 049	8	8
Net sales from continuing operations	36 031	31 005	16	16
Consumer Health discontinuing operations	989	1 207	-18	-18
Total	37 020	32 212	15	14

Group net sales advance 15% (+14% lc) to USD 37.0 billion

Dynamic 2006 Group performance with 15% net sales growth from the strong business expansion in all divisions as well as contributions from recent acquisitions. Higher sales volumes added six percentage points to Group net sales growth and acquisitions seven percentage points, while net price changes and currency translations each led to an increase of one percentage point.

Pharmaceuticals net sales up 11% (+11% lc) to USD 22.6 billion

Pharmaceuticals delivered its sixth consecutive year of market share gains and double-digit net sales growth, reaching 11%. The Cardiovascular and Oncology franchises provided dynamic performances as Diovan (+15% lc) exceeded USD 4 billion and Gleevec/Glivec (+17% lc) topped USD 2.5 billion. New product launches, particularly Xolair, Exjade and Prexige, supported the performance. US net sales were up 17%, outpacing the market.

Vaccines and Diagnostics net sales of USD 956 million

The turnaround of the influenza vaccine business led the performance. This new division, created from the Chiron acquisition in April 2006, increased net sales 42% in the eight-month period compared to the same period in 2005 reported by Chiron. Diagnostics products, primarily used for testing blood donations, showed continued good growth.

Sandoz net sales rise 27% (+25% lc) to USD 6.0 billion

Net sales advanced 27% thanks to strengthening positions in fast-growing generics markets, especially in Europe, as well as successful new product launches, many of which are difficult-to-make products. Also supporting growth were the Hexal and Eon Labs acquisitions.

Consumer Health continuing operations net sales up 8% (+8% lc) to USD 6.5 billion

Net sales were driven by double-digit expansions in the OTC and Animal Health businesses, which improved their global rankings thanks to their focus on strategic brands.

Consumer Health discontinuing operations net sales of USD 989 million

Consumer Health discontinuing operations reflects net sales of the Medical Nutrition business, which is being sold to Nestlé, as well as the contribution of the Nutrition & Santé business before its divestment in February 2006.

2006 operating income

	2006		2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	6 703	29.7	6 014	29.7	11
Vaccines and Diagnostics	-26
Sandoz	736	12.4	342	7.3	115
Consumer Health continuing operations	1 068	16.3	952	15.7	12
Corporate income & expense, net	-532		-506
Operating income from continuing operations	7 949	22.1	6 802	21.9	17
Consumer Health discontinuing operations	225	22.8	103	8.5	118
Total	8 174	22.1	6 905	21.4	18

Group operating income rises 18% to USD 8.2 billion

Operating income rose at a faster rate than net sales as the operating margin rose 0.7 percentage points to 22.1%. The organic expansion in Pharmaceuticals, Sandoz and Consumer Health (continuing operations) more than offset the impact of the Chiron acquisition costs of USD 642 million. Excluding these costs, operating income was up 28%.

Pharmaceuticals operating income rises 11% to USD 6.7 billion

Organic operating income (excluding Chiron acquisition costs of USD 309 million) advanced 17% and the corresponding operating margin reached 30.4%. The strong business expansion and productivity gains from good cost management more than offset marketing investments to support planned multiple new product launches, particularly in the US, as well as lower divestment income compared to 2005. On a reported basis, operating income grew roughly in line with net sales.

Vaccines and Diagnostics operating loss of USD 26 million

The new division had organic operating income of USD 307 million, underpinned by the dynamic increase in net sales of influenza vaccines in the US. This strong performance was more than offset by acquisition-related costs totaling USD 333 million for a reported operating loss of USD 26 million.

Sandoz operating income up 115% to USD 736 million

Operating income more than doubled thanks to new product launches, strengthening positions in leading markets and contributions from the Hexal and Eon Labs acquisitions. Operational improvements were made in both the retail generics and anti-infectives businesses. The year-ago period also included acquisition-related costs.

Operating income from Consumer Health continuing operations up 12% at USD 1.1 billion

OTC and Animal Health drove the improvement in Consumer Health continuing operations, with both business units delivering strong performances and benefits from high volume gains. However, CIBA Vision had a weak performance due to product supply issues.

Consumer Health discontinuing operations operating income of USD 225 million

The reported operating income of USD 225 million for Consumer Health discontinuing operations was supported by a one-time gain of USD 129 million from the divestment of Nutrition & Santé in February 2006.

Fourth quarter 2006 net sales

	Q4 2006	Q4 2005	% Change

	USD m	USD m	USD	lc

Pharmaceuticals	6 049	5 248	15	12
Vaccines and Diagnostics	455
Sandoz	1 653	1 573	5	0
Consumer Health continuing operations	1 644	1 551	6	3
Net sales from continuing operations	9 801	8 372	17	13
Consumer Health discontinuing operations	252	285	-12	-14
Total	10 053	8 657	16	12

Group net sales rise 16% (+12% lc) to USD 10.1 billion

All divisions underpinned the strong expansion, particularly Pharmaceuticals as net sales of many top-selling products grew at double-digit rates. Higher sales volumes generated eight percentage points of net sales growth, while acquisitions added five and currency translation provided four. Net price changes led to a decline of one percentage point.

Pharmaceuticals net sales grow 15% (+12% lc) to USD 6.0 billion

The top selling brands Diovan, Gleevec/Glivec and Lotrel all advanced at double-digit rates. US sales expanded 17% as several products benefited from new clinical data, disease awareness programs and strong positions in Medicare government formularies. Diovan (+13% lc) and Lotrel (+19% lc) led the 13% rise in Cardiovascular strategic brand sales to USD 1.7 billion. Oncology net sales advanced 20% to USD 1.6 billion underpinned by Gleevec/Glivec (+14% lc) and Femara (+35% lc). Russia and Turkey supported the performance in Europe, where net sales rose 18% (+10% lc) and helped to offset weaker performances in France and Germany. In Latin America, net sales were up 16% (+14% lc) thanks to operations in Brazil and Mexico, supported by successful launches of Prexige.

Vaccines and Diagnostics net sales of USD 455 million

The ongoing improvement in seasonal influenza vaccine deliveries to the US was the primary growth driver, with net sales up 71% on a comparable basis to the 2005 period reported by Chiron. The diagnostics business improved thanks to continued geographic expansion of nucleic blood testing products and higher sales of West Nile Virus tests in the US.

Sandoz net sales up 5% (+0% lc) to USD 1.7 billion

The 2005 fourth quarter included four months of net sales from the Eon Labs acquisition. On a comparable basis, net sales grew 8% (+3% lc) thanks to leading performances in Eastern Europe, Scandinavia, Canada, Switzerland and Australia. Volume gains were seen in Germany from recently launched products that more than offset price cuts. Several new products were launched in the US late in the fourth quarter.

Consumer Health continuing operations net sales up 6% (+3% lc) to USD 1.6 billion

The continuing operations of Consumer Health performed well thanks to double-digit growth in Animal Health and OTC that offset a weak performance in CIBA Vision related to a contact lens product recall.

Fourth quarter 2006 operating income

	Q4 2006		Q4 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 621	26.8	1 358	25.9	19
Vaccines and Diagnostics	2	0.4
Sandoz	204	12.3	119	7.6	71
Consumer Health continuing operations	143	8.7	173	11.2	-17
Corporate income & expense, net	-176		-179
Operating income from continuing operations	1 794	18.3	1 471	17.6	22
Consumer Health discontinuing operations	30	11.9	17	6.0	76
Total	1 824	18.1	1 488	17.2	23

Group operating income advances 23% to USD 1.8 billion

Operating income rose at a strong pace as Pharmaceuticals and Sandoz delivered excellent performances that included operational improvements and contributions from new product launches.

Pharmaceuticals operating income up 19% to USD 1.6 billion

Operating income expanded faster than net sales, even including acquisition-related charges of USD 73 million, thanks to strong performance of leading brands. Marketing & Sales expenses rose 19%, supporting pre-launch investments for anticipated US approvals in 2007 for Galvus (diabetes) and Tekturna/Rasilez, and also the launch of Exforge (hypertension). Other Operating Income & Expenses was higher due to Chiron acquisition costs as well as lower divestment gains compared to 2005. Excluding these acquisition costs, operating income advanced 25% and the operating margin was 28%.

Vaccines and Diagnostics generates operating income of USD 2 million

The positive performance reflected organic operating income of USD 109 million that more than offset acquisition-related costs of USD 107 million thanks to the ongoing turnaround in seasonal influenza vaccine deliveries to the US.

Sandoz operating income rises 71% to USD 204 million

Operating income expanded strongly as the retail generics business benefited particularly  from new product launches in key markets and synergies from recent acquisitions. The anti-infectives business delivered strong, double-digit growth in difficult market conditions from cost containment efforts and production efficiency.

Operating income from Consumer Health continuing operations down 17% to USD 143 million

OTC led the Division with a strong contribution tied mainly to further market share gains. The Division’s overall performance, however, was negatively impacted by costs related to a contact lens product recall in CIBA Vision.

Corporate

Financial income, net

Net financial income fell to USD 88 million in 2006 compared to USD 167 million in 2005, reflecting the drop of USD 3.8 billion in average net liquidity to fund recent acquisitions. Net liquidity was USD 0.7 billion at December 31, 2006, down from USD 2.5 billion at the end of 2005. Net financial income in the fourth quarter was USD 38 million, reflecting good currency and interest rate management.

Income from associated companies

For the full year, income from associated companies rose to USD 264 million from USD 193 million, mainly from the Roche investment. The group’s interest in Roche generated income of USD 290 million compared to USD 166 million in 2005, comprised of an estimated 2006 income contribution to Novartis of USD 404 million that was offset by USD 114 million for the amortization of intangible assets. In the fourth quarter, associated companies contributed USD 71 million in income, up from USD 67 million in the year-ago period.

Group net income advances 17% to USD 7.2 billion

Group net income grew at a double-digit rate in 2006 as the return on net sales advanced to 19.5% from 19.1% in the year-ago period. The strong underlying business expansion lifted operating income at a faster pace than net sales, even including the impact of Chiron acquisition costs. However, non-operating profits were impacted by lower net financial income. Excluding charges of USD 451 million related to the Chiron acquisition, Group net income for the year was up 25%.

Balance sheet

The Group’s equity increased by USD 8.1 billion to USD 41.3 billion at December 31, 2006, compared with USD 33.2 billion at the end of 2005. The increase was due to the higher net income of USD 7.2 billion, an upward net revaluation of USD 0.6 billion for the initial Chiron minority stake, increased equity from share-based compensation of USD 0.5 billion, translation gains of USD 1.5 billion, and a contribution of USD 0.3 billion from other factors. This increase was partially offset by the dividend payment of USD 2.0 billion.

Total liquidity amounted to USD 8.0 billion at December 31, 2006, down from USD 10.3 billion at the beginning of the year. The debt/equity ratio at December 31, 2006, was 0.18:1 compared to 0.25:1 a year ago.

Total non-current assets rose by USD 10.3 billion to USD 46.7 billion, reflecting the impact of the Chiron and NeuTec acquisitions and the related goodwill, other intangible assets and property, plant & equipment contributions.

Novartis did not repurchase any shares in 2006 through its share repurchase program via a second trading line on the SWX Swiss Exchange but sold shares amounting to USD 0.2 billion mainly due to the exercise of share-based compensation to associates.

Novartis is one of the few non-financial services companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

Cash flow from operating activities from continuing operations increased by USD 0.7 billion to USD 8.7 billion, reflecting the business expansion and strict management of working capital. Cash flow used for investing activities from continuing operations included net investment of USD 4.5 billion to acquire Chiron and NeuTec and USD 0.3 billion for the acquisition of other net assets as well as capital expenditures of USD 1.8 billion. Free cash flow after dividends was USD 4.3 billion, a decline of USD 0.3 billion from the year-ago period as lower net proceeds from asset disposals as well as higher net purchases of intangible assets and capital expenditures offset the improvement in operating cash flow.

Proposed 2006 dividend

The Board of Directors has proposed for approval at the next Annual General Meeting on March 6, 2007, a dividend payment of CHF 1.35 per share for 2006, an increase of 17% from the dividend of CHF 1.15 per share paid for 2005. This proposed increase marks the tenth consecutive higher payout per share since the creation of Novartis in December 1996. If approved by shareholders, dividends paid for 2006 on outstanding shares are expected to total USD 2.6 billion. The dividend payout ratio for 2006 will be 36% of Group net income. Based on the year-end 2006 share price of CHF 70.25, the dividend yield is 1.9% compared to 1.7% for 2005. The payment date for the 2006 dividend has been set for March 9, 2007. All issued shares are dividend bearing, with the exception of 224.8 million treasury shares.

Strategic healthcare portfolio driving sustained strong performance

Novartis is sharpening its focus on medicines and vaccines, taking steps to strengthen strategic growth platforms aimed at best meeting the needs of patients, physicians and society in a dynamically changing healthcare environment.

These activities include innovative pharmaceuticals for human and animal health, vaccines, generics and over-the-counter (OTC) products. Novartis is the only pharmaceutical company with strong positions in these areas.

The acquisition of the remaining stake of Chiron Corporation in April 2006 not already held by Novartis led to the creation of the new strategic growth platform in vaccines and molecular diagnostics. Chiron’s pharmaceutical products expanded the offering of products for oncology, respiratory and infectious diseases, while early-stage development compounds strengthened the oncology pipeline.

Novartis also announced the signing of an agreement in December 2006 to divest the Medical Nutrition business for USD 2.5 billion to Nestlé after having earlier in 2006 completed the sale of the Nutrition & Santé business for USD 211 million. The divestment of Medical Nutrition is expected to be completed in the second half of 2007. Results of these two businesses, which had comprised the Medical Nutrition Business Unit, have been treated as “discontinuing operations” for 2005 and 2006.

Group outlook

(For continuing operations, barring any unforeseen events)

Novartis expects in 2007 another year of record net sales and earnings, preparing for a wave of many new product launches during the next two years. Group net sales are expected to rise in 2007 at a mid- to high-single-digit rate in local currencies and net sales in the Pharmaceuticals Division at a mid-single-digit rate for the year.

Pharmaceutical business and key product highlights

Note: All growth figures refer to full-year 2006 worldwide sales growth in local currencies.

Diovan (USD 4.2 billion, +15% lc), the leading angiotensin-receptor blocker by sales worldwide, generated further excellent growth and achieved a record market share in its segment based on new indications, higher-strength doses and strong new efficacy data. In the US, Diovan has benefited from a leading formulary position with healthcare payors. Co-Diovan (combination with a diuretic) was up 19% lc in Europe, reflecting the increased use of combination therapies.

Gleevec/Glivec (USD 2.6 billion, +17% lc), a targeted treatment for patients with certain forms of chronic myeloid leukemia (CML) and gastro-intestinal stromal tumors (GIST), expanded at an rapid rate through ongoing penetration of the CML and GIST markets. New landmark data showed nearly 90% of CML patients in a five-year study taking Gleevec/Glivec were still alive after five years. Gleevec/Glivec also received four EU and five US approvals for treating various rare diseases during 2006.

Lotrel (USD 1.4 billion, +26% only in US), the leading fixed-dose combination treatment for hypertension in the US since 2002, has delivered strong growth based on new dosing strengths as well as increasing use of multiple therapies to treat hypertension, demographic factors and the impact of US disease awareness campaigns.

Zometa (USD 1.3 billion, +4% lc), an intravenous bisphosphonate for patients with bone cancer, was impacted by an overall slowing of the market segment in the US and Europe. However, Zometa has gained market segment share in treating patients with lung and prostate cancer and also benefited from a launch in Japan.

Lamisil (USD 978 million, –13% lc), an oral treatment for fungal nail infections, generated higher sales in the US, but this was offset by falling sales in Europe following the entry of generic competition in late 2005. In December 2006, the FDA confirmed the granting of a pediatric extension for Lamisil extending its marketing exclusivity through to June 2007.

Femara (USD 719 million, +33% lc), a leading oral treatment for women with hormone-related breast cancer, was a key growth driver due to ongoing market segment share gains. Clinical data has confirmed the benefits of use in women after surgery (adjuvant) as well as after completion of tamoxifen therapy (extended adjuvant). Recent four-year data from a major trial confirmed Femara significantly reduces the risk of breast cancer returning.

Zelnorm/Zelmac (USD 561 million, +34% lc), for treatment of irritable bowel syndrome with constipation and chronic idiopathic constipation, has benefited from outstanding US growth due to broader use of the product and ongoing disease awareness programs.

Visudyne (USD 354 million, –27% lc), a treatment for the eye disease “wet” age-related macular degeneration, reported a sharp decline in net sales linked to off-label competition in the US and in other key markets, but sales in Japan were higher.

Exjade (USD 143 million), the first once-daily oral iron chelator for chronic iron overload, has performed well since its approval in the US and over 70 countries in 2006 as a new treatment for iron overload associated with various blood disorders.

Xolair (USD 102 million), for severe allergic asthma, has been launched in over 20 countries following EU approval in October 2005, with approvals now received in over 50 countries. In the US, Novartis co-promotes Xolair with Genentech and shares a portion of operating income. Xolair had 2006 net sales of USD 425 million in the US, resulting in a contribution to Novartis of USD 140 million reported as Other Revenues.

Novartis pipeline and regulatory update

With 138 projects in pharmaceutical development, Novartis has one of the industry’s most promising pipelines amid plans for multiple new product approvals and launches over the next two years. Several of these anticipated approvals are for potentially best-in-class medicines that would advance treatment standards for patients with hypertension, diabetes, cancer and other diseases.

Beyond these new launches, a number of key compounds are already in or are moving into pivotal late-stage trials, including FTY720 (multiple sclerosis), QAB149 (chronic obstructive pulmonary disease and asthma), AGO178 (depression), RAD001 (cancer), ABF656 (hepatitis C) and SOM230 (Cushing’s disease).

Among the recent developments:

•                  Exforge(1), a single tablet with the two most prescribed branded anti-hypertension medicines – the angiotensin receptor blocker valsartan and the calcium channel blocker amlodipine – received European Commission approval in January 2007 as well as tentative US and Swiss approvals in December 2006. Exforge is expected to be available in Europe during the first half of 2007 and in the US in late September 2007 after the expiry of market exclusivity and patent protection for amlodipine (Norvasc®).(2)

•                  Galvus (vildagliptin), seeking approval as a new oral once-daily therapy for patients with type 2 diabetes, was issued a three-month review process extension in November 2006 by the FDA. Results from recent clinical trials were submitted to the FDA involving an additional 1,000 patient-years of treatment experience. The data further supports the proposed once-daily dosing regimen and indications as well as complements the drug’s risk/benefit profile. Galvus has been shown to be as effective as a TZD (thiazolidinedione), another oral anti-diabetic class of medicines, in reducing blood sugar but without the side effects of weight gain, edema or heart failure. Over 7,000 patients have been involved in Galvus clinical trials to date.

•                  Tekturna/Rasilez(1) (aliskiren), seeking to be first in a new class of antihypertensive agents called direct renin inhibitors, received a three-month FDA regulatory review process extension. This will provide the FDA with time to consider additional data submitted by Novartis in early December. These data come from a study involving 30 healthy volunteers who received Tekturna/Rasilez at the proposed 300 mg once-daily dose for eight weeks to study potential changes of the colonic mucosa. Analysis of the data indicated that Tekturna/Rasilez, which was developed in collaboration with Speedel Pharma AG, did not induce any changes in the mucosal lining of the colon, as evaluated by colonoscopy and biopsies.

•                  Tasigna(1) (nilotinib) was accepted in late 2006 for both US and EU regulatory review as a new option for patients with resistance and/or intolerance to treatment in certain forms of chronic myeloid leukemia. Phase II registration data, presented in December at the American Society of Hematology annual meeting, showed that Tasigna had impressive efficacy and a manageable safety profile, with patients intolerant to Gleevec/Glivec rarely experiencing the same side-effects on Tasigna. About half of patients treated with Tasigna had significantly reduced or no presence of cells with the defective chromosome that causes this blood cancer. Both Tasigna and Gleevec/Glivec, another Novartis medicine, inhibit Bcr-Abl, the definitive

(1)              Brand name awaiting approval by regulatory authorities

(2)              Norvasc® is a trademark of Pfizer Inc.

cause of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Tasigna was designed to be a more selective inhibitor of Bcr-Abl and its mutations.

•                  Lucentis (ranibizumab) is anticipated to receive European Union approval in the coming weeks as a new treatment option for patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50. Lucentis was approved in June 2006 in the United States and in August 2006 in Switzerland. Genentech retains the rights to Lucentis in the US.

•                  Aclasta/Reclast(3) (zoledronic acid) was submitted in late 2006 for approval in the US and EU as a once-yearly bisphosphonate infusion for women with postmenopausal osteoporosis. Phase III data demonstrated high efficacy in reducing the incidence of bone fracture at all common fracture sites in women with this debilitating condition. Aclasta/Reclast has also been submitted for US approval as a treatment of patients with Paget’s disease of the bone, an indication already approved in over 50 countries, including key European markets.

•                  Prexige(4) (lumiracoxib) is on track for launch in European markets in 2007 and 2008 following the successful completion of the Mutual Recognition Procedure (MRP) in October 2006. Prexige received this important regulatory approval as a new treatment option for patients suffering from osteoarthritic pain of the knee and hip. Resubmission to the FDA for US approval is planned for 2007.

•                  AGO178 (agomelatine) began Phase III trials in the US at the end of 2006 as a once-daily treatment for patients with major depression. AGO178, which was licensed from Servier and for which Novartis has the US rights, has shown efficacy comparable to current standard antidepressant therapies. This compound potentially offers improved tolerability, including a low propensity to cause sexual dysfunction and weight gain as well as an improvement in the quality of sleep. Servier’s submission for European Union approval was not supported by regulators due to insufficient data. This decision is not expected to have any effect on the development strategy and regulatory process in the US, with submission planned for 2008.

•                  RAD001 (everolimus), a novel oral inhibitor of the mTOR pathway considered a key target in oncology, has demonstrated broad clinical activity in multiple tumor types at well-tolerated and efficacious doses. A registration program is underway that includes the RADIANT-1 study in chemotherapy-refractory pancreatic islet cell tumors (pICT) and the RECORD-1 study in metastatic renal cell carcinoma. This program will be expanded in 2007 to include registration trials for refractory carcinoid tumors as well as first- and second-line pICT. RAD001 acts by directly inhibiting tumor cell growth as well as by inhibiting the formation of new blood vessels (angiogenesis). The first regulatory submission could be as early as 2008.

(3)              The proposed US trade name Reclast is currently under review by the US Food and Drug Administration (FDA).

(4)              The US trade name is currently under review by the FDA.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “proposed”, “plans”, “expectations”, “planned”, “will”, “confident”, “anticipated”, “expected”, “sharpening its focus”, “aimed at”, “outlook”, “expects”, “preparing”, “pipeline”, “development”, “plans”, “potentially”, “would”, “seeking”, “on track”, “could”, or similar expressions, or by express or implied discussions regarding potential future financial results or sales of new or existing products; potential new products, or potential new indications for existing products, or regarding potential future revenues from such products; or by discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Group will achieve any particular financial results, or that any particular products will reach any particular sales levels. Neither can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that they will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 101,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further important dates
March 6, 2007	Annual General Meeting
April 23, 2007	First quarter 2007 results
July 17, 2007	First half and second quarter 2007 results
October 18, 2007	Nine-month and third quarter 2007 results

Consolidated income statements (audited)

Full year

	2006	2005	Change

	USD m	USD m	USD m	%

Net sales from continuing operations	36 031	31 005	5 026	16
Other revenues	718	314	404	129
Cost of Goods Sold	-10 299	-8 259	-2 040	25
Of which amortization and impairments of product and patent rights and trademarks	-764	-421	-343	81
Gross profit	26 450	23 060	3 390	15
Marketing & Sales	-10 454	-9 397	-1 057	11
Research & Development	-5 349	-4 825	-524	11
General & Administration	-1 957	-1 681	-276	16
Other income & expense	-741	-355	-386	109
Operating income from continuing operations	7 949	6 802	1 147	17
Income from associated companies	264	193	71	37
Financial income	354	461	-107	-23
Interest expense	-266	-294	28	-10
Income before taxes from continuing operations	8 301	7 162	1 139	16
Taxes	-1 282	-1 090	-192	18
Net income from continuing operations	7 019	6 072	947	16
Net income from Consumer Health discontinuing operations	183	69	114	165
Total net income	7 202	6 141	1 061	17
Attributable to:
Equity holders of Novartis AG	7 175	6 130	1 045	17
Minority interests	27	11	16	145
Average number of shares outstanding – Basic (million)	2 345.2	2 332.8
Total basic earnings per share (USD)(1)	3.06	2.63	0.43	16
Average number of shares outstanding – Diluted (million)	2 360.5	2 342.5
Total diluted earnings per share (USD)(1)	3.04	2.62	0.42	16

(1)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG. EPS is also based on total net income including Consumer Health discontinuing operations

Consolidated statement of recognized income and expense (audited)

Full year

	2006	2005	Change

	USD m	USD m	USD m

Net income	7 202	6 141	1 061
Fair value adjustments on financial instruments	94	-75	169
Actuarial gains/losses from defined benefit plans	139	-400	539
Additionally recognized amounts by associated companies	-76	41	-117
Revaluation of initial minority interests in Chiron	592		592
Translation effects	1 493	-1 978	3 471
Recognized income and expense	9 444	3 729	5 715

Consolidated income statements (unaudited)

Fourth quarter

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD m	%

Net sales from continuing operations	9 801	8 372	1 429	17
Other revenues	257	96	161	168
Cost of Goods Sold	-2 901	-2 366	-535	23
Of which amortization and impairments of product and patent rights and trademarks	-223	-139	-84	60
Gross profit	7 157	6 102	1 055	17
Marketing & Sales	-2 991	-2 533	-458	18
Research & Development	-1 548	-1 466	-82	6
General & Administration	-615	-492	-123	25
Other income & expense	-209	-140	-69	49
Operating income from continuing operations	1 794	1 471	323	22
Income from associated companies	71	67	4	6
Financial income	95	110	-15	-14
Interest expense	-57	-67	10	-15
Income before taxes from continuing operations	1 903	1 581	322	20
Taxes	-264	-242	-22	9
Net income from continuing operations	1 639	1 339	300	22
Net income from Consumer Health discontinuing operations	24	13	11	85
Total net income	1 663	1 352	311	23
Attributable to:
Equity holders of Novartis AG	1 654	1 350	304	23
Minority interests	9	2	7	350
Average number of shares outstanding – Basic (million)	2 348.8	2 335.5
Total basic earnings per share (USD) (1)	0.70	0.58	0.12	21
Average number of shares outstanding – Diluted (million)	2 367.5	2 350.1
Total diluted earnings per share (USD)(1)	0.70	0.57	0.13	23

(1)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG. EPS is also based on total net income including Consumer Health discontinuing operations

Consolidated statement of recognized income and expense (unaudited)

Fourth quarter

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD m

Net income	1 663	1 352	311
Fair value adjustments on financial instruments	106	-51	157
Actuarial gains from defined benefit plans	255	114	141
Additionally recognized amounts by associated companies	-9	7	-16
Revaluation of initial minority interests in Chiron	-17		-17
Translation effects	622	-227	849
Recognized income and expense	2 620	1 195	1 425

Condensed consolidated balance sheets (audited)

	Dec 31, 2006	Dec 31, 2005	Change

	USD m	USD m	USD m

Assets

Total non-current assets	46 604	36 289	10 315
Current assets
Inventories	4 498	3 725	773
Trade accounts receivable	6 161	5 343	818
Other current assets	2 054	1 442	612
Cash, short-term deposits and marketable securities	7 955	10 933	-2 978
Total current assets from continuing operations	20 668	21 443	-775
Assets related to discontinuing operations	736		736
Total current assets	21 404	21 443	-39
Total assets	68 008	57 732	10 276

Equity and liabilities

Total equity	41 294	33 164	8 130
Non-current liabilities
Financial debts	656	1 319	-663
Other non-current liabilities	9 824	7 921	1 903
Total non-current liabilities	10 480	9 240	1 240
Current liabilities
Trade accounts payable	2 487	1 961	526
Financial debts and derivatives	6 643	7 135	-492
Other current liabilities	6 897	6 232	665
Total current liabilities from continuing operations	16 027	15 328	699
Liabilities related to discontinuing operations	207		207
Total current liabilities	16 234	15 328	906
Total liabilities	26 714	24 568	2 146
Total equity and liabilities	68 008	57 732	10 276

Condensed consolidated changes in equity

Full year (audited)

	2006	2005	Change

	USD m	USD m	USD m

Consolidated equity at January 1	33 164	31 315	1 849
Recognized income and expense	9 444	3 729	5 715
Sale/purchase of treasury shares, net	248	-245	493
Share-based compensation	506	445	61
Dividends	-2 049	-2 107	58
Changes in minorities	-19	27	-46
Consolidated equity at December 31	41 294	33 164	8 130

Fourth quarter (unaudited)

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD m

Consolidated equity at October 1	38 590	31 748	6 842
Recognized income and expense	2 620	1 195	1 425
Purchase/sale of treasury shares, net	-42	36	-78
Share-based compensation	134	131	3
Changes in minorities	-8	54	-62
Consolidated equity at December 31	41 294	33 164	8 130

Condensed consolidated cash flow statements(audited)

Full year

	2006	2005	Change

	USD m	USD m	USD m

Net income from continuing operations	7 019	6 072	947
Reversal of non-cash items
Taxes	1 282	1 090	192
Depreciation, amortization and impairments	2 026	1 727	299
Net financial income	-88	-167	79
Other	130	-179	309
Net income adjusted for non-cash items	10 369	8 543	1 826
Interest and other financial receipts	520	537	-17
Interest and other financial payments	-281	-313	32
Taxes paid	-1 760	-1 345	-415
Cash flow before working capital and provision changes	8 848	7 422	1 426
Restructuring payments and other cash payments out of provisions	-304	-285	-19
Change in net current assets and other operating cash flow items	166	838	-672
Cash flow from operating activities of continuing operations	8 710	7 975	735
Investments in property, plant & equipment	-1 802	-1 157	-645
Acquisitions/divestments of subsidiaries	-4 522	-8 536	4 014
Decrease/increase in marketable securities, intangible and financial assets	-251	2 244	-2 495
Cash flow from investing activities of continuing operations	-6 575	-7 449	874
Cash flow from financing activities of continuing operations	-4 970	-270	-4 700
Cash flow from discontinuing operations	308	76	232
Translation effect on cash and cash equivalents	25	-94	119
Cash and cash equivalents at year-end for discontinuing operations	-4		-4
Change in cash and cash equivalents	-2 506	238	-2 744
Cash and cash equivalents at January 1	6 321	6 083	238
Cash and cash equivalents for continuing operations at December 31	3 815	6 321	-2 506

Condensed consolidated cash flow statements (unaudited)

Fourth quarter

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD m

Net income from continuing operations	1 639	1 339	300
Reversal of non-cash items
Taxes	264	242	22
Depreciation, amortization and impairments	580	679	-99
Net financial income	-38	-43	5
Other	42	-47	89
Net income adjusted for non-cash items	2 487	2 170	317
Interest and other financial receipts	121	96	25
Interest and other financial payments	-156	-163	7
Taxes paid	-331	-378	47
Cash flow before working capital and provision changes	2 121	1 725	396
Restructuring payments and other cash payments out of provisions	-106	-83	-23
Change in net current assets and other operating cash flow items	352	578	-226
Cash flow from operating activities of continuing operations	2 367	2 220	147
Investments in property, plant & equipment	-668	-411	-257
Acquisitions/divestments of subsidiaries	-14	6	-20
Decrease/increase in marketable securities, intangible and financial assets	40	-891	931
Cash flow from investing activities of continuing operations	-642	-1 296	654
Cash flow from financing activities of continuing operations	-1 939	1 795	-3 734
Cash flow from discontinuing operations	40	42	-2
Translation effect on cash and cash equivalents	-20	28	-48
Cash and cash equivalents at year-end for discontinuing operations	1		1
Change in cash and cash equivalents	-193	2 789	-2 982
Cash and cash equivalents for continuing operations at October 1	4 008	3 532	476
Cash and cash equivalents for continuing operations at December 31	3 815	6 321	-2 506

Net sales by Division

Full year (audited)

	2006	2005	% Change

	USD m	USD m	USD	lc

Pharmaceuticals	22 576	20 262	11	11
Vaccines and Diagnostics	956
Sandoz	5 959	4 694	27	25
Consumer Health continuing operations	6 540	6 049	8	8
Net sales from continuing operations	36 031	31 005	16	16
Consumer Health discontinuing operations	989	1 207	-18	-18
Total	37 020	32 212	15	14

Fourth quarter (unaudited)

	Q4 2006	Q4 2005	% Change

	USD m	USD m	USD	lc

Pharmaceuticals	6 049	5 248	15	12
Vaccines and Diagnostics	455
Sandoz	1 653	1 573	5	0
Consumer Health continuing operations	1 644	1 551	6	3
Net sales from continuing operations	9 801	8 372	17	13
Consumer Health discontinuing operations	252	285	-12	-14
Total	10 053	8 657	16	12

Operating income by Division

Full year (audited)

	2006		2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	6 703	29.7	6 014	29.7	11
Vaccines and Diagnostics	-26
Sandoz	736	12.4	342	7.3	115
Consumer Health continuing operations	1 068	16.3	952	15.7	12
Corporate income & expense, net	-532		-506
Operating income from continuing operations	7 949	22.1	6 802	21.9	17
Consumer Health discontinuing operations	225	22.8	103	8.5	118
Total	8 174	22.1	6 905	21.4	18

Fourth quarter (unaudited)

	Q4 2006		Q4 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 621	26.8	1 358	25.9	19
Vaccines and Diagnostics	2	0.4
Sandoz	204	12.3	119	7.6	71
Consumer Health continuing operations	143	8.7	173	11.2	—17
Corporate income & expense, net	-176		-179
Operating income from continuing operations	1 794	18.3	1 471	17.6	22
Consumer Health discontinuing operations	30	11.9	17	6.0	76
Total	1 824	18.1	1 488	17.2	23

Consolidated income statements – Divisional segmentation (audited)

Full year

						Consumer Health						Consumer Health
			Vaccines and			continuing				Total continuing		discontinuing
	Pharmaceuticals		Diagnostics	Sandoz		operations		Corporate		operations		operations		Total Group

	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	22 576	20 262	956	5 959	4 694	6 540	6 049			36 031	31 005	989	1 207	37 020	32 212
Sales to other Divisions	162	128	9	148	144	39	23	-358	-295
Sales of Divisions	22 738	20 390	965	6 107	4 838	6 579	6 072	-358	-295	36 031	31 005	989	1 207	37 020	32 212
Other revenues	424	253	231	24	18	39	43			718	314	3		721	314
Cost of Goods Sold	-3 826	-3 275	-795	-3 420	-2 883	-2 642	-2 374	384	273	-10 299	-8 259	-516	-609	-10 815	-8 868
Of which amortization and impairments of product and patent rights and trademarks	-225	-195	-172	-288	-169	-79	-57			-764	-421	-11	-11	-775	-432
Gross profit	19 336	17 368	401	2 711	1 973	3 976	3 741	26	-22	26 450	23 060	476	598	26 926	23 658
Marketing & Sales	-7 069	-6 485	-124	-1 061	-816	-2 200	-2 096			-10 454	-9 397	-302	-405	-10 756	-9 802
Research & Development	-4 265	-3 972	-148	-477	-434	-288	-270	-171	-149	-5 349	-4 825	-15	-21	-5 364	-4 846
General & Administration	-703	-657	-92	-311	-270	-435	-370	-416	-384	-1 957	-1 681	-50	-61	-2 007	-1 742
Other income & expense	-596	-240	-63	-126	-111	15	-53	29	49	-741	-355	116	-8	-625	-363
Of which amortization and impairments of capitalized intangibles included in function costs	-119	-342		-38	-57	-31	-24	-8	-17	-196	-440	-10	-10	-206	-450
Operating income	6 703	6 014	-26	736	342	1 068	952	-532	-506	7 949	6 802	225	103	8 174	6 905
Income from associated companies										264	193			264	193
Financial income										354	461			354	461
Interest expense										-266	-294			-266	-294
Income before taxes										8 301	7 162	225	103	8 526	7 265
Taxes										-1 282	-1 090	-42	-34	-1 324	-1 124
Net income										7 019	6 072	183	69	7 202	6 141

Additions to:
- Property, plant and equipment(1)	1 135	686	113	264	212	222	233	106	32	1 840	1 163	11	31	1 851	1 194
- Goodwill and other intangibles(1)	351	211	13	38	24	177	160			579	395	1	2	580	397

(1)  Excluding impact of business acquisitions

Consolidated income statements – Divisional segmentation (unaudited)

Fourth quarter

						Consumer Health						Consumer Health
			Vaccines and			continuing				Total continuing		discontinuing
	Pharmaceuticals		Diagnostics	Sandoz		operations		Corporate		operations		operations		Total Group

	Q4 2006	Q4 2005	Q4 2006	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005

	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	6 049	5 248	455	1 653	1 573	1 644	1 551			9 801	8 372	252	285	10 053	8 657
Sales to other Divisions	42	29	-5	36	26	6	1	-79	-56
Sales of Divisions	6 091	5 277	450	1 689	1 599	1 650	1 552	-79	-56	9 801	8 372	252	285	10 053	8 657
Other revenues	160	79	81	6	5	10	12			257	96	1		258	96
Cost of Goods Sold	-1 002	-860	-356	-933	-929	-700	-628	90	51	-2 901	-2 366	-129	-151	-3 030	-2 517
Of which amortization and impairments of product and patent rights and trademarks	-74	-68	-68	-62	-52	-19	-19			-223	-139	-3	-3	-226	-142
Gross profit	5 249	4 496	175	762	675	960	936	11	-5	7 157	6 102	124	134	7 281	6 236
Marketing & Sales	-2 026	-1 706	-51	-314	-266	-600	-561			-2 991	-2 533	-76	-96	-3 067	-2 629
Research & Development	-1 213	-1 216	-62	-135	-134	-90	-72	-48	-44	-1 548	-1 466	-5	-6	-1 553	-1 472
General & Administration	-218	-183	-44	-96	-91	-131	-101	-126	-117	-615	-492	-13	-16	-628	-508
Other income & expense	-171	-33	-16	-13	-65	4	-29	-13	-13	-209	-140		1	-209	-139
Of which amortization and impairments of capitalized intangibles included in function costs	-54	-270		-12	-4	-9	-2	-1	-3	-76	-279	-2	-2	-78	-281
Operating income	1 621	1 358	2	204	119	143	173	-176	-179	1 794	1 471	30	17	1 824	1 488
Income from associated companies										71	67			71	67
Financial income										95	110			95	110
Interest expense										-57	-67			-57	-67
Income before taxes										1 903	1 581	30	17	1 933	1 598
Taxes										-264	-242	-6	-4	-270	-246
Net income										1 639	1 339	24	13	1 663	1 352

Additions to:
- Property, plant and equipment(1)	435	286	50	89	59	85	49	39	9	698	403	3	7	701	410
- Goodwill and other intangibles(1)	74	53	13	25	6	16	107			128	166	1	2	129	168

(1)  Excluding impact of business acquisitions

Notes to the consolidated financial statements for 2006

1. Basis of preparation

This consolidated financial information containing condensed financial information for the three-month quarterly and the 12-month periods ended December 31, 2006, has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with the accounting policies set out in the 2006 Annual Report, which was published on January 18, 2007.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2006 and 2005:

2006

Corporate – Chiron acquisition

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amount paid for the shares, related options of associates and transaction costs totaled approximately USD 5.7 billion. The transaction was completed on April 20. Novartis has created a new division called Vaccines and Diagnostics consisting of two activities: human vaccines named Novartis Vaccines and a diagnostics activity, which retained Chiron as the name. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals division.

For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. From its date of acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The Group’s initial 44% interest in Chiron was also revalued directly into equity by USD 0.6 billion.

Pharmaceuticals

As part of the Chiron transaction, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR). For the period following the acquisition up to December 31, the income statement and cash flows from Chiron’s pharmaceuticals activities have been consolidated into the Division’s results. Goodwill on this transaction at December 31, 2006, amounted to USD 1.9 billion. This goodwill is provisional pending the finalization of the purchase price allocation, which depends on the outcome of negotiations with Bayer-Schering AG on the rights of each party to regulatory, development, manufacturing and supply agreements for Betaseron and its impact on related intangible and other asset values and the resolution of tax-related uncertainties.

On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of USD 606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. Goodwill on this transaction at December 31, 2006 amounted to USD 129 million.

Vaccines and Diagnostics

For the period following the Chiron acquisition up to December 31, the income statement and cash flows from the vaccines and diagnostics activities comprise the Division’s results. Goodwill on this transaction at December 31, 2006, amounted to USD 1.1 billion and remains provisional pending the resolution of tax related uncertainties.

Consumer Health

On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for USD 211 million to ABN AMRO Capital France, resulting in a divestment gain before taxes of USD 129 million.

On December 14, Novartis announced its intention to divest the remainder of the Medical Nutrition Business Unit to Nestlé S.A., Switzerland for USD 2.5 billion. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007.

The Medical Nutrition Business Unit (including the Nutrition & Santé business divested in February 2006) is disclosed as discontinuing operations in all periods in the Group’s consolidated financial statements.

2005

Sandoz

On June 6, Novartis completed the 100% acquisition of Hexal AG for USD 5.3 billion in cash, with the results and cash flows consolidated from that date. Goodwill on this transaction at December 31, 2006, amounted to USD 3.7 billion.

On July 20, Novartis completed the acquisition of 100% of Eon Labs, Inc. for a total cost of USD 2.6 billion, with the results and cash flows consolidated from that date. Goodwill on this transaction at December 31, 2006, amounted to USD 1.8 billion.

Consumer Health

On July 14, the Novartis OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter (OTC) brands from Bristol-Myers Squibb Company sold principally in the US for USD 660 million in cash. The closing date for the main North American product portfolio was August 31, 2005; that for the South American portfolio, September 30, 2005 and for the Europe, Middle East and African portfolio January 6, 2006, with the results and cash flows consolidated from these dates. Goodwill on the transaction at December 31, 2006, amounted to USD 49 million.

3. Principal currency translation rates

Full year

	Average rates 2006 USD	Average rates 2005 USD	Period-end rates Dec 31, 2006 USD	Period-end rates Dec 31, 2005 USD

1 CHF	0.798	0.804	0.819	0.762
1 EUR	1.256	1.245	1.317	1.186
1 GBP	1.842	1.820	1.965	1.726
100 JPY	0.860	0.910	0.841	0.851

Fourth quarter

	Average rates Q4 2006 USD	Average rates Q4 2005 USD	Period-end rates Dec 31, 2006 USD	Period-end rates Dec 31, 2005 USD

1 CHF	0.810	0.768	0.819	0.762
1 EUR	1.290	1.189	1.317	1.186
1 GBP	1.916	1.748	1.965	1.726
100 JPY	0.850	0.853	0.841	0.851

4. Condensed consolidated change in liquidity

Full year

	2006	2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	-2 506	238	-2 744
Change in marketable securities, financial debt and financial derivatives	683	-4 796	5 479
Change in net liquidity	-1 823	-4 558	2 735
Net liquidity at January 1	2 479	7 037	-4 558
Net liquidity from continuing operations at December 31	656	2 479	-1 823
Net debt from discontinuing operations at December 31	-3		-3
Total net liquidity at December 31	653	2 479	-1 826

Fourth quarter

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	-193	2 789	-2 982
Change in marketable securities, financial debt and financial derivatives	1 539	-1 355	2 894
Change in net liquidity	1 346	1 434	-88
Net liquidity at October 1	-690	1 045	-1 735
Net liquidity from continuing operations at December 31	656	2 479	-1 823
Net debt from discontinuing operations at December 31	-3		-3
Net liquidity at December 31	653	2 479	-1 826

5. Legal proceedings update

A number of our affiliates are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While we do not believe that any of them will have a material adverse effect on our financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Please consult the 2006 Annual Report (note 19 to the Group’s consolidated financial statement) for a summary of major legal proceedings.

The following non-exhaustive list reflects recent developments in legal proceedings:

Canadian Importation Cases: The court of appeals for the Eighth Circuit affirmed the dismissal by a Minnesota court of an antitrust action filed against Novartis AG alleging that Novartis and other pharmaceutical companies conspired against the importation of cheaper Canadian prescription drugs into the United States. Plaintiffs may appeal the decision to the US Supreme Court until February 28, 2007. In addition, a California court granted a Novartis affiliate’s motion for summary judgment in a separate action involving allegations of price fixing. Plaintiffs have appealed the decision.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below. For further comments regarding the nature of these adjustments, please consult note 33 in the Novartis 2006 Annual Report.

	2006	2005

	USD m	USD m

Net income from continuing operations under IFRS	7 019	6 072
US GAAP adjustments:
Available-for-sale securities	-114	278
Inventory impairment reversal	103	20
Associated companies		-6
Intangible assets	-1 743	-1 238
Property, plant and equipment	58	53
Pensions and other post-employment benefits	-198	-181
Deferred taxes	125	178
Share-based compensation	-5	-44
Minority interests	-27	-11
Other	-68
Net income from continuing operations under US GAAP	5 150	5 121
Net income from discontinuing operations under US GAAP	114	69
Net income under US GAAP	5 264	5 190

Earnings per share under US GAAP
Continuing operations earnings per share (USD)	2.19	2.19
Discontinuing operations earnings per share (USD)	0.05	0.03
Total earnings per share (USD)	2.24	2.22
Diluted earnings per share under US GAAP (USD)
Continuing operations diluted earnings per share (USD)	2.18	2.19
Discontinuing operations diluted earnings per share (USD)	0.05	0.03
Total diluted earnings per share (USD)	2.23	2.22

	Dec 31, 2006 USD m	Dec 31, 2005 USD m

Equity under IFRS	41 294	33 164
US GAAP adjustments:
Available-for-sale securities	-37	-24
Inventory impairment reversal	-11	-23
Associated companies	-307	25
Intangible assets	1 349	4 092
Property, plant and equipment	-436	-409
Pensions and other post-employment benefits	15	3 133
Deferred taxes	130	-1 438
Share-based compensation	-186	-96
Minority interests	-183	-174
Net assets from discontinuing operations	-19	50
Others	61
Total US GAAP adjustments	376	5 136
Equity under US GAAP	41 670	38 300

Supplementary information (unaudited)

Free cash flow

Full year

	2006	2005	Change

	USD m	USD m	USD m

Cash flow from continuing operating activities	8 710	7 975	735
Purchase of property, plant & equipment	-1 802	-1 157	-645
Purchase of intangible and financial assets	-1 345	-1 140	-205
Sale of property, plant & equipment, intangible and financial assets	719	1 030	-311
Dividends	-2 049	-2 107	58
Free cash flow from continuing operations	4 233	4 601	-368
Free cash flow from discontinuing operations	107	72	35
Total free cash flow	4 340	4 673	-333

Fourth quarter

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD m

Cash flow from continuing operating activities	2 367	2 220	147
Purchase of property, plant & equipment	-667	-411	-256
Purchase of intangible and financial assets	-255	-396	141
Sale of property, plant & equipment, intangible and financial assets	192	161	31
Free cash flow from continuing operations	1 637	1 574	63
Free cash flow from discontinuing operations	38	36	2
Total free cash flow	1 675	1 610	65

Share information

	December 31, 2006	December 31, 2005

Number of shares outstanding (million)	2 348.2	2 335.9
Registered share price (CHF)	70.25	69.05
ADS price (USD)	57.44	52.48
Market capitalization (USD billion)	135.1	122.9
Market capitalization (CHF billion)	165.0	161.3

Impact of intangible asset charges and significant exceptional items (unaudited)

Full year

	Pharmaceuticals		Vaccines and Diagnostics	Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group

	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	6 703	6 014	-26	736	342	1 068	952	-532	-506	7 949	6 802	225	103	8 174	6 905
Recurring amortization	268	178	172	279	189	107	81	8	12	834	460	21	21	855	481
Impairments	76	359		47	37	3			5	126	401			126	401
Intangible asset charges	344	537	172	326	226	110	81	8	17	960	861	21	21	981	882
Impairment charges on property, plant & equipment	3		7		14	1				11	14			11	14
Impact of increasing acquisition-related inventory to selling price less distribution margin	95		117		161					212	161		21	212	182
Restructuring and acquisition related integration expenses	131		44	61	76					236	76		19	236	95
Exceptional restructuring and other acquisition-related integration expenses	229		168	61	251	1				459	251		40	459	291
Exceptional gains from divesting subsidiaries and major products	-87	-231		7			-8			-80	-239	-129		-209	-239
Operating income excluding the above items	7 189	6 320	314	1 130	819	1 179	1 025	-524	-489	9 288	7 675	117	164	9 405	7 839

Impact of intangible asset charges and significant exceptional items (unaudited)

Fourth quarter

	Pharmaceuticals		Vaccines and Diagnostics	Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group
	Q4 2006	Q4 2005	Q4 2006	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005	Q4 2006	Q4 2005

	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 621	1 358	2	204	119	143	173	-176	-179	1 794	1 471	30	17	1 824	1 488
Recurring amortization	91	45	68	73	52	26	22	1	2	259	121	5	5	264	126
Impairments	37	293		1	4	2				40	297			40	297
Intangible asset charges	128	338	68	74	56	28	22	1	2	299	418	5	5	304	423
Impairment charges on property, plant & equipment	5	-19	7	-7	11					5	-8			5	-8
Impact of increasing acquisition-related inventory to selling price less distribution margin	14		24		42					38	42	-3	16	35	58
Restructuring and acquisition related integration expenses	18		15	7	36					40	36		8	40	44
Exceptional restructuring and other acquisition-related integration expenses	37	-19	46		89					83	70	-3	24	80	94
Exceptional gains from divesting subsidiaries and major products				7						7				7
Operating income excluding the above items	1 786	1 677	116	285	264	171	195	-175	-177	2 183	1 959	32	46	2 215	2 005

Supplementary tables: Full-year 2006 net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	1 858	20	2 365	12	4 223	15	15
Gleevec/Glivec	Chronic myeloid leukemia	630	20	1 924	16	2 554	18	17
Lotrel	Hypertension	1 352	26			1 352	26	26
Zometa	Cancer complications	696	-1	587	12	1 283	5	4
Lamisil (group)	Fungal infections	574	7	404	-31	978	-14	-13
Neoral/Sandimmun	Transplantation	125	-17	793	-1	918	-4	-4
Sandostatin (group)	Acromegaly	367	-2	548	4	915	2	2
Lescol	Cholesterol reduction	256	0	469	-8	725	-5	-5
Trileptal	Epilepsy	549	19	172	11	721	17	17
Femara	Breast cancer	338	40	381	27	719	34	33
Top ten products total		6 745	15	7 643	7	14 388	10	10
Voltaren (group)	Inflammation/pain	8	60	682	0	690	0	1
Zelnorm/Zelmac	Irritable bowel syndrome	488	37	73	20	561	34	34
Exelon	Alzheimer’s disease	187	9	338	12	525	12	11
Tegretol (incl. CR/XR)	Epilepsy	120	10	271	-5	391	-1	-1
Visudyne	Macular degeneration	70	-62	284	-6	354	-27	-27
Miacalcic	Osteoporosis	199	-13	140	3	339	-7	-7
Comtan/Stalevo (group)	Parkinson’s disease	157	18	182	24	339	22	21
Foradil	Asthma	14	0	317	-1	331	0	-1
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	264	47	66	6	330	37	37
Famvir	Viral infections	166	10	102	-3	268	6	5
Top 20 products total		8 418	14	10 098	5	18 516	9	9
Rest of portfolio		1 054	43	3 006	14	4 060	21	21
Total Division net sales		9 472	17	13 104	7	22 576	11	11

Supplementary tables: Fourth quarter 2006 net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	505	21	647	7	1 152	16	13
Gleevec/Glivec	Chronic myeloid leukemia	173	13	529	15	702	19	14
Lotrel	Hypertension	354	19			354	19	19
Zometa	Cancer complications	174	-7	165	21	339	8	5
Lamisil (group)	Fungal infections	127	0	99	-22	226	-10	-11
Neoral/Sandimmun	Transplantation	31	-21	209	-2	240	0	-5
Sandostatin (group)	Acromegaly	99	4	146	7	245	9	6
Lescol	Cholesterol reduction	61	-13	118	-12	179	-9	-12
Trileptal	Epilepsy	145	22	44	13	189	20	20
Femara	Breast cancer	92	37	112	32	204	40	35
Top ten products total		1 761	12	2 069	7	3 830	12	9
Voltaren (group)	Inflammation/pain	2	0	176	1	178	5	2
Zelnorm/Zelmac	Irritable bowel syndrome	132	25	21	23	153	24	24
Exelon	Alzheimer’s disease	49	9	89	8	138	14	9
Tegretol (incl. CR/XR)	Epilepsy	32	14	72	3	104	8	6
Visudyne	Macular degeneration	10	-68	67	-18	77	-28	-33
Miacalcic	Osteoporosis	47	-8	35	-3	82	-4	-6
Comtan/Stalevo (group)	Parkinson’s disease	41	14	51	23	92	23	19
Foradil	Asthma	4	33	88	5	92	14	7
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	79	41	17	8	96	33	34
Famvir	Viral infections	46	12	25	10	71	8	4
Top 20 products total		2 203	12	2 710	6	4 913	12	9
Rest of portfolio		318	69	818	21	1 136	35	32
Total Division net sales		2 521	17	3 528	9	6 049	15	12

Pharmaceutical Division therapeutic area net sales (unaudited)

Full year

	2006	2005	Change

	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	4 223	3 676	15
Lotrel	1 352	1 075	26
Lescol	725	767	-5
Other	172	128	34
Total strategic franchise products	6 472	5 646	15
Mature products	648	665	-3
Total Cardiovascular products	7 120	6 311	13

Oncology
Strategic franchise products
Gleevec/Glivec	2 554	2 170	18
Zometa	1 283	1 224	5
Sandostatin (group)	915	896	2
Femara	719	536	34
Exjade	143	2
Other	295	268	10
Total Oncology products	5 909	5 096	16

Neuroscience
Strategic franchise products
Trileptal	721	615	17
Exelon	525	467	12
Tegretol (incl. CR/XR)	391	393	-1
Other	1 020	758	35
Total strategic franchise products	2 657	2 233	19
Mature products	440	476	-8
Total Neuroscience products	3 097	2 709	14

Respiratory & Dermatology
Strategic franchise products
Lamisil (group)	978	1 133	-14
Foradil	331	332
Elidel	179	270	-34
Xolair	102	5
Other	246	53	364
Total strategic franchise products	1 836	1 793	2
Mature products	123	142	-13
Total Respiratory & Dermatology products	1 959	1 935	1

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	561	418	34
Prexige	47	8	488
Other	117	47	149
Total strategic franchise products	725	473	53
Mature products	1 526	1 581	-3
Total ABGU products	2 251	2 054	10

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	918	953	-4
Other	330	162	104
Total strategic franchise products	1 248	1 115	12
Mature products	266	270	-1
Total IDTI products	1 514	1 385	9

Ophthalmics
Visudyne	354	484	-27
Other	372	350	6
Total Ophthalmics products	726	834	-13

Total strategic franchise products	19 573	17 190	14
Total mature products	3 003	3 134	-4
Prior-years’ US sales rebate accounting adjustment		-62
Total division net sales	22 576	20 262	11

Pharmaceutical therapeutic area net sales (unaudited)

Fourth quarter

	Q4 2006	Q4 2005	Change

	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	1 152	994	16
Lotrel	354	297	19
Lescol	179	196	-9
Other	47	39	21
Total strategic franchise products	1 732	1 526	13
Mature products	168	158	6
Total Cardiovascular products	1 900	1 684	13

Oncology
Strategic franchise products
Gleevec/Glivec	702	590	19
Zometa	339	314	8
Sandostatin (group)	245	224	9
Femara	204	146	40
Exjade	50	2
Other	74	69	7
Total Oncology products	1 614	1 345	20

Neuroscience
Strategic franchise products
Trileptal	189	157	20
Exelon	138	121	14
Tegretol (incl. CR/XR)	104	96	8
Other	298	204	46
Total strategic franchise products	729	578	26
Mature products	110	100	10
Total Neuroscience products	839	678	24

Respiratory & Dermatology
Strategic franchise products
Lamisil (group)	226	251	-10
Foradil	92	81	14
Elidel	47	53	-11
Xolair	35	2
Other	88	14
Total strategic franchise products	488	401	22
Mature products	32	34	-6
Total Respiratory & Dermatology products	520	435	20

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	153	123	24
Prexige	18	5	260
Other	39	20	95
Total strategic franchise products	210	148	42
Mature products	390	389	0
Total ABGU products	600	537	12

Infectious Diseases, Transplantation & Immunology
Neoral/Sandimmun	240	241	0
Other	91	53	72
Total strategic franchise products	331	294	13
Mature products	73	86	-15
Total IDTI products	404	380	6

Ophthalmics
Visudyne	77	107	-28
Other	95	82	16
Total Ophthalmics products	172	189	-9

Total strategic franchise products	5 276	4 481	18
Total mature products	773	767	1
Total division net sales	6 049	5 248	15

Net sales by region (unaudited)

Full year

	2006	2005	% change		2006	2005

				local
	USD m	USD m	USD	currencies	% of total	% of total

Pharmaceuticals
US	9 472	8 085	17	17	42	40
Rest of world	13 104	12 177	8	7	58	60
Total	22 576	20 262	11	11	100	100

Vaccines and Diagnostics
US	462				48
Rest of world	494				52
Total	956				100

Sandoz
US	1 548	1 282	21	21	26	27
Rest of world	4 411	3 412	29	27	74	73
Total	5 959	4 694	27	25	100	100

Consumer Health(1)
US	3 516	3 220	9	9	47	44
Rest of world	4 013	4 036	-1	-1	53	56
Total	7 529	7 256	4	3	100	100

Group(1)
US	14 998	12 587	19	19	41	39
Rest of world	22 022	19 625	12	11	59	61
Total	37 020	32 212	15	14	100	100

(1)   Includes both Consumer Health Division continuing and discontinuing operations

Net sales by region (unaudited)

Fourth quarter

	Q4 2006	Q4 2005	% change		Q4 2006	Q4 2005

				local
	USD m	USD m	USD	currencies	% of total	% of total

Pharmaceuticals
US	2 521	2 156	17	17	42	41
Rest of world	3 528	3 092	14	9	58	59
Total	6 049	5 248	15	12	100	100

Vaccines and Diagnostics
US	230				51
Rest of world	225				49
Total	455				100

Sandoz
US	422	458	-8	-8	26	29
Rest of world	1 231	1 115	10	4	74	71
Total	1 653	1 573	5	0	100	100

Consumer Health(1)
US	874	859	2	2	46	47
Rest of world	1 022	977	5	-1	54	53
Total	1 896	1 836	3	0	100	100

Group(1)
US	4 047	3 473	17	17	40	40
Rest of world	6 006	5 184	16	10	60	60
Total	10 053	8 657	16	12	100	100

(1)   Includes both Consumer Health Division continuing and discontinuing operations

Quarterly analysis

Key figures by quarter(1)

	Q4 2006	Q3 2006	Change

	USD m	USD m	USD m	%

Net sales	10 053	9 484	569	6
Operating income	1 824	2 088	-264	-13
Financial income	95	72	23	32
Interest expense	-57	-76	19	-25
Taxes	-264	-302	38	-13
Net income	1 663	1 870	-207	-11

(1)   Includes both Consumer Health Division continuing and discontinuing operations

Net sales by region(1)

	Q4 2006	Q3 2006	Change

	USD m	USD m	USD m	%

US	4 047	3 885	162	4
Europe	3 705	3 482	223	6
Rest of world	2 301	2 117	184	9
Total	10 053	9 484	569	6

(1)   Includes both Consumer Health Division continuing and discontinuing operations

Net sales by division

	Q4 2006	Q3 2006	Change

	USD m	USD m	USD m	%

Pharmaceuticals	6 049	5 776	273	5
Vaccines and Diagnostics	455	374	81	22
Sandoz	1 653	1 425	228	16
Consumer Health continuing operations	1 644	1 654	-10	-1
Net sales from continuing operations	9 801	9 229	572	6
Consumer Health discontinuing operations	252	255	-3	-1
Total	10 053	9 484	569	6

Operating income by division

	Q4 2006	Q3 2006	Change

	USD m	USD m	USD m	%

Pharmaceuticals	1 621	1 779	-158	9
Vaccines and Diagnostics	2	10	-8	-80
Sandoz	204	87	117	134
Consumer Health continuing operations	143	317	-174	-55
Corporate income & expense, net	-176	-138	-38	28
Operating income from continuing operations	1 794	2 055	-261	-13
Consumer Health discontinuing operations	30	33	-3	-9
Total	1 824	2 088	-264	-13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: January 24, 2007	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting
and Accounting